Exhibit (a)(5)(vii)
Liberty Media Corporation Announces Final Results
of Tender Offer
Englewood, Colorado — April 12, 2007 — Liberty Media Corporation (Nasdaq: LCAPA) (“Liberty”) announced today the final results of its modified dutch auction self-tender offer to purchase up to 8,849,500 shares of its Liberty Capital Series A common stock, which expired on April 5, 2007. Based on the final tabulation by the depositary for the tender offer the purchase price for the tender offer is $113.00 per LCAPA share, which purchase price represents the maximum of the tender offer price range.
Based on the final tabulation by the depositary for the tender offer, 11,858,343 LCAPA shares were properly tendered and not withdrawn at or below a purchase price of $113.00 per LCAPA share. As previously announced, Liberty is exercising its right to purchase an additional 2% of its outstanding LCAPA shares in the tender without extending the tender offer. Accordingly, Liberty has accepted for purchase 11,540,680 LCAPA shares. The depositary has advised Liberty that the final proration factor was approximately 99.3778% for the tender offer. Any “odd lot” shares of Liberty Capital Series A common stock properly tendered and not withdrawn will not be subject to proration.
The depositary will promptly issue payment for the LCAPA shares validly tendered and accepted for purchase and will return all other LCAPA shares tendered and not accepted for purchase due to the proration or conditional tender provisions of the tender offer.
All inquiries regarding the tender offer should be directed to the information agent, D.F. King, at 1-888-628-1041.
About Liberty Media Corporation
Liberty Media Corporation owns interests in a broad range of electronic retailing, media, communications and entertainment businesses. Those interests are attributed to two tracking stock groups: the Liberty Interactive group, which includes Liberty’s interests in QVC, Provide Commerce, IAC/InterActiveCorp, and Expedia, and the Liberty Capital group, which includes Liberty’s interests in Starz Entertainment, News Corporation, and Time Warner. For more information, please see www.libertymedia.com.
Contact:
Liberty Media
John Orr (720) 875-5622